Exhibit 12.1
Computation of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Year ended December 31,
	2006	2005	2004	2003	2002
Earnings including interest on deposits:
Income before income taxes	$30,576	$41,285	$35,618	$4,974	$(1,004)
Fixed charges	202,565	113,330	52,801	21,051	3,609

	$233,141	$154,615	$88,419	$26,025	$2,605

Fixed charges:
Interest expense	198,341	113,141	52,649	20,958	3,549
Preferred stock dividends	3,863
Estimated interest component of net rental expense	361	189	152	93	60

	$202,565	$113,330	$52,801	$21,051	$3,609

Ratio of earnings to fixed charges	1.15	1.36	1.67	1.24	0.72

Earnings excluding interest on deposits:
Income before income taxes	$30,576	$41,285	$35,618	$4,974	$(1,004)
Fixed charges	105,978	61,539	26,578	9,056	789

	$136,554	$102,824	$62,196	$14,030	$(215)

Fixed charges:
Interest expense	198,341	113,141	52,649	20,958	3,549
Less interest on deposits	96,587	51,791	26,223	11,995	2,820
Preferred stock dividends	3,863
Estimated interest component of net rental expense	361	189	152	93	60

	$105,978	$61,539	$26,578	$9,056	$789

Ratio of earnings to fixed charges	1.29	1.67	2.34	1.55	(0.27)